UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2008

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

 Incorporation by Reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-153500), as such prospectus may be amended or supplemented from time to time.

Approval of Merger

Westpac Banking Corporation and St.George Bank Limited (“St.George”) jointly announced that St.George’s shareholders overwhelmingly approved the proposal for the merger of Westpac and St.George at the meeting of St.George’s shareholders held on November 13, 2008 for the purpose of considering the merger.  Approximately 95% of the votes cast at the meeting were voted in favour of the merger proposal.

Implementation of the merger and the related transactions remains subject to satisfaction or waiver of certain conditions precedent, in particular the receipt of approval by the Federal Court of Australia.  St.George intends to seek Federal Court approval of the merger and related transactions on Monday, November 17, 2008.  If approval of the Federal Court is obtained, it is anticipated that the merger will be implemented on Monday, December 1, 2008, subject to satisfaction or waiver of the remaining conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	November 13, 2008	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer